October 15, 2015

VIA EMAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sleepaid Holding Co.
Amendment No. 2 to Form 10-12G Filed September 21, 2015 File No. 000-55446

Dear Ms. Ransom:

In response to your letter of October 2, 2015 regarding the above-referenced issuer, Sleepaid Holding Co. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Item 1. Business

Business, page 3

1. We note your revised disclosure in response to comment 3 and your statement that “[b]y the end of 2015, [you] plan to open seven additional self-managed stores with an estimated cost of approximately $220,000.” We further note your subsequent statement that, as among the company’s existing goals, you would prioritize additional retail stores behind development of your e-commerce platform. Given that (i) you estimate near-term costs of the e-commerce platform and store expansion to be $500,000 and $220,000, respectively, and (ii) the company reported net income of $1,837 and net cash loss from operating activities of $36,707 for the quarterly period ended June 30, 2015, please explain how the company’s plan to open seven new stores before year-end is reasonable and attainable, or revise your disclosure accordingly

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

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RESPONSE:

The Company had originally planned to develop the e-commerce platform and open seven additional stores in 2015; however, in view of the current market situation and internal financial resources, it decided to slow down the execution of these two plans. Through the end of September, only three new stores have been opened. The Company does not anticipate further stores being opened in the near future. The development of the e-commerce platform has been put on hold. The existing shareholders are prepared to provide further financial support should there be a need.

2. We note your response and revised disclosure in response to comment 5 and your identification of a single supplier as providing “approximately one-quarter of [your] products.” Please confirm whether any written agreement between the company and this supplier exists, and, if so, file such contract pursuant to Item 601(b)(10) of Regulation S-K or, alternatively, provide us with your legal analysis as to why such contract is not required to be filed.

RESPONSE:

The Company does not have a master contract with Hai Yang Company, its single largest supplier. Each time the Company places an order, the parties sign an agreement for that one purchase. A sample of a typical agreement in Chinese and the translated version are being filed as exhibits to the amendment.

Please refer to the following chart for the information of the contracts the Company signed with Hai Yang Company in 2014 and 2015:

Contract Number	Sign Date	Transaction Amount
CG20140218	2014-02-18	$241,935.48
CG20140301	2014-03-03	$12,649.35
CG20140721	2014-07-21	$136,972.74
CG20141003	2014-10-03	$65,000.00
CG20141101	2014-11-01	$113,313.71
CG20150101	2015-01-01	$241,935.48

Summary Financial Data

Summary Financial Information, page 16

3. We note your response to comment 6 as well as the narrative that you added to quantify cost of revenues for the year ended December 31, 2014. In order to provide your investors with a complete summary of your income statement for all periods presented, please revise your disclosure to also quantify cost of revenue for the interim period ended March 31, 2015.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

2

RESPONSE:

The Company has quantified cost of revenue for the interim period ended March 31, 2015, as requested, in the amendment being filed.

4. We note your response to comment 7; however, you have not fully complied with our comment. Please make the following revisions so that your summary financial statements agree with your historical financial statements:

•

Where you present your summarized income statement for the Year Ended December 31, 2014 on page 16, change the title of the line currently titled “Total Other Income/Expense” to instead read “Total Other Income/(Expense)” so that your readers can easily determine whether the amount you disclose represents income or expense. Additionally, change the number disclosed to $5,635.

•

Where you present your summarized income statement for the Three Months Ended March 31, 2015 on page 17, change the title of the line currently titled “Total Other Income/Expense” to instead read “Total Other Income/(Expense)” so that your readers can easily determine whether the amount you disclose represents income or expense. Do not change the number disclosed.

RESPONSE:

The Company has changed the relevant titles in response to this request which is found in the amendment being filed.

Management Discussion and Analysis

Liquidity and Capital Resources

Operating Activities, page 19

5. We note your response to comment 9 as well as your discussion and analysis of cash flows from operating activities for the fiscal years ended December 31, 2014 and 2013. Please revise your disclosure at the top of page 20 to include a similar discussion and analysis of the underlying reasons behind the changes in cash flows from operating activities for the interim period ended March 31, 2015.

RESPONSE:

The Company has added a discussion and analysis of the underlying reasons behind the changes in cash flows from operating activities for the interim period ended March 31, 2015 in response to this request.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

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Yugosu Investment Limited Financial Statements for the Year Ended December 31, 2014

Statement of Consolidated Stockholders’ Equity, page 44

6. We note your response to comment 13 and the related revisions to your statement of consolidated stockholders’ equity. Our comment requested that you remove activity for the year ended December 31, 2012; however, you also removed activity for the year ended December 31, 2013, which is required pursuant to Rule 8-02 of Regulation S-X. Please revise to include activity for the year ended December 31, 2013. As previously indicated, your filing should include statements of consolidated stockholders’ equity for the periods specified by your audit opinion as seen on page 40.

RESPONSE:

The Company has revised the statement of consolidated shareholders’ equity to include the required information for the year ended December 31, 2013.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 46

7. We note your response to comment 15. Please confirm our understanding, if true, that you are the legal obligor for the warranties that you issue to your customers. Please confirm our understanding, if true, that you assessed the liability for your warranty obligation under ASC 460-10-25 and concluded that while it is probable that your customers will make warranty claims, the likelihood that you would not recover all warranty costs from the manufacturers is remote, and therefore the accrual and associated expense recognized in your financial statements for your warranty obligations is zero. If any part of our understanding is incorrect, explain this to us in detail, and we may have further comments after reviewing your response. Alternatively, if our understanding is correct, please revise your footnote to provide your accounting policy concerning warranties. Please note that the disclosures specified in ASC 460-10-50-8(a) and (b) are required even if you believe the likelihood that you would not recover all warranty costs from your manufacturers is remote.

RESPONSE:

The Company does not need to bear any cost for the return of products caused by quality issues. Even when the manufacturer is remote, the Company deals with the manufacturer and gets it to exchange, fix or return any defected products. The manufacturer must bear for the cost including the transportation and assembling.

In 2015, we have had two reports regarding mattresses’ quality issues. When the Company received these reports, its staff would go to review the mattress, document the problem and take pictures to determine the cause of the defective mattresses. After joint investigation with the manufacturer., the Company arranged for the exchange of the defective mattresses for new pattresses by the manufacturer. The cost of this whole exchange process includes cost of new product and cost of shipping.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

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(l) Accounts Receivable, page 55

8. We note your response to comment 16 and have the following comments:

•

As previously requested, please revise this footnote to better explain the circumstances that give rise to your trade receivables given the disclosure elsewhere in your filing that sales to your customers are typically on a cash basis.

•

Please also confirm to us, if true, that all trade receivables outstanding as of December 31, 2014 have been subsequently collected, or if not, tell us the amounts not collected, and why they were not collected. Similarly, please confirm to us, if true, that all trade receivables outstanding as of June 30, 2015 have been subsequently collected, or if not, tell us the amounts not collected, and why they were not collected.

RESPONSE:

	Trade Receivable As at December 31, 2014	Trade Receivable As at June 30, 2015
	$217,670.38	$106,771.93
Outstanding as of September 30, 2015	$2,463.79	$45,813.23
Expected collection	October 2015	4th quarter of 2015

The $2,463.79 of the trade receivable of December 31, 2014 which was still outstanding arose from the fact that one of the Company’s stores relocated from a shopping mall to another mall. It took additional time for the Company to reconcile the sales revenue and costs with the shopping mall. The reconciliation work is now completed and collection of the amount is expected to be completed within the month of October, 2015.

The Company considers the outstanding trade receivable of $45,813.23 from June 30, 2015 to be a normal occurrence and expects to collect the amount within the fourth quarter of 2015.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

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In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell
Claudia J. McDowell

/CJM

Enclosures

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

6

SLEEPAID HOLDING CO.

Rm 10 1/F Wellborne Commercial Centre

8 Java Road

North Point, Hong Kong

October 15, 2015

VIA EMAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sleepaid Holding Co.
Amendment No. 2 to Form 10-12G Filed September 21, 2015 File No. 000-55446

Dear Ms. Ransom:

In response to your correspondence dated October 2, 2015 concerning the above-referenced filing, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Sleepaid Holding Co. (the “Company”), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SLEEPAID HOLDING CO.

/s/ Tao Wang
Tao Wang, President

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